UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

OSAGE EXPLORATION AND DEVELOPMENT, INC.
(Name of Small Business Issuer in its charter)

Delaware		26-0421736
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

888 Prospect Street
Suite 210
La Jolla, CA 92037
(Address of principal executive offices)

(858) 729-0222
(Issuer’s telephone number)

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $0.0001
(Title of class)

PART F/S

Index to Financial Statements	20

PART III

Index to Exhibits	21

Signatures	21

ii

Item 1.  Description of Business

Business Development

We were organized September 9, 2004 as Osage Energy Company, LLC, an Oklahoma limited liability company. On April 24, 2006 we merged with a Nevada public shell corporation, Kachina Gold Corporation, which was the entity that survived the merger, through the issuance of 10,000,000 shares of our Common Stock. The financial records of the company prior to the merger are those of Osage Energy Company, LLC.

The Nevada shell corporation had been incorporated under the laws of Canada on February 24, 2003 as First Mediterranean Gold Resources, Inc. The domicile of the company was changed to the State of Nevada on May 11, 2004. On May 24, 2004, the name of the company was changed to Advantage Opportunity Corp. On March 4, 2005, the company changed its name to Kachina Gold Corporation. On April 24, 2006 Kachina Gold Corporation merged with Osage Energy Company, LLC, and on May 15, 2006 changed its name to Osage Energy Corporation. On July 2, the domicile of the company was changed to the State of Delaware and in connection therewith the name of the company was changed to Osage Exploration and Development, Inc.

Business of Issuer

We are an exploration and production oil and natural gas company with proven reserves and existing production. We are headquartered in La Jolla, California with a field office in Oklahoma City, Oklahoma. In 2005 we purchased 100 percent of the working interest in certain producing oil and natural gas leases located in Osage County, Oklahoma, referred to herein as the Osage Property, which property consists of twenty three wells, ten of which are producing wells, on 480 acres. We operate this property and have begun a secondary recovery program to increase current production. In January 2006 we acquired approximately 85 percent of the working interest of a natural gas property consisting of 640 acres with proven undeveloped reserves located in Hansford County, Texas.

We have recently begun conducting a scoping analysis on oil and gas exploration and production opportunities in Colombia and based on that analysis, we are currently pursuing various concessions and joint venture opportunities in Colombia. A scoping analysis is a technical and economic analysis performed in evaluating the potential of a particular exploration and production opportunity. There can be no assurances that we will be successful in obtaining any concessions or joint venture partnerships in Colombia. Should opportunities in Colombia not materialize, we intend to focus our efforts on continuing our secondary recovery program in Osage County, Oklahoma and explore various opportunities for our Hansford property.

We anticipate that we will need to raise approximately $5,000,000 to provide the cash requirements needed for our planned operations in Oklahoma, Texas and Colombia during the next twelve months. Should we not be able to raise the entire sum, our operations would be proportionately reduced. At present, our Osage County, Oklahoma production is sufficient to continue our secondary recovery operations there and our administrative overhead but insufficient to commence drilling operations on our Hansford County, Texas properties.

Distribution Methods

We distribute the oil that we produce in Oklahoma through oil gathering companies. Our distribution agreements for oil provide for an oil wholesaler to pick up oil from our tanks and pay us according to the market prices at the time the oil is picked up at our tanks. There is a great demand for oil and there are several companies we can have pick the oil up. We have no long-term contracts with any one company.

We presently have no production of natural gas. Should we acquire production of natural gas, our distribution agreements would provide for us to tap into the distribution line of a gas distribution company, and we would be paid for our gas at the market price at the time of delivery less any transportation charge from the gas transmission company. These charges can range widely from 5 percent to 30 percent or more of the market value of the gas depending on the availability of competition and other factors.

Competitive Business Conditions

Because of historic high prices for oil and gas, there are many companies competing for the leasehold rights to good oil and gas prospects. And, because so many companies are again exploring for oil and gas, there is a shortage of equipment available to do drilling and workover projects.

Source and Availability of Raw Materials

We have no significant raw materials. However, we make use of numerous oil field service companies in the drilling or workover of wells. We currently only operate in Oklahoma and Texas, where there are numerous oil field service companies. Some of the better known ones are Halliburton and Schlumberger.

Dependence on One or a Few Customers

There is a ready market for the sale of crude oil or natural gas. We currently sell all our production to one customer, Sunoco, Inc. However, we believe we can sell our production to many different purchasers, most of whom pay similar prices that vary with the international spot market prices.

Patents, Trademarks, Royalties, Etc.

We have no patents, trademarks, licenses, concessions, or labor contracts. We pay royalties of 18.75 percent to mineral owners and owners of overriding royalties on our oil and gas leases. The leases do not expire, and royalties are owed as long as there is production on the property.

Government Approvals

We are required to get approval from the Oklahoma Corporation Commission and the Texas Railroad Commission before work can begin on any well in their State and before production can be sold. We have all of the required permits on the properties currently in operation.

Existing or Probable Governmental Regulations

We currently are active only in Oklahoma and Texas. Developing and operating oil and gas properties is highly regulated by the States. In some areas of exploration and production, the United States government regulates the industry.

Regulations, whether State or Federal, control numerous aspects of drilling and operating oil and gas wells, including the care of the environment, the safety of the workers and the public, and the relations with the owners and occupiers of the surface lands within or near the leasehold acreage. The effect of these regulations, whether State or Federal, is invariably to increase the cost of operations.

The costs of complying with the state regulations include a permit for drilling a well before beginning a project. Other compliance matters have to do with keeping the property free of oil spills and the plugging of wells when they no longer produce. If oil spills are not cleaned up on a timely basis fines can range from a few dollars to as high as several thousand dollars. We have people who visit our properties in Oklahoma on a regular basis to be certain there are no mishaps which are not corrected promptly. The other significant cost of compliance with state regulations is the plugging of wells after their useful life. In most instances there is pumping equipment and pipe which can be salvaged to offset most if not all of that cost. Plugging a well consists of pumping cement into the well bore sufficient to prevent any oil and gas zone from ever leaking and contaminating the fresh water supply.

Costs and Effects of Compliance with Environmental Laws

There is a cost in complying with environmental laws that is associated with each well that is drilled or operated, which cost is added to the cost of the operation. Each well will have an additional cost associated with plugging and abandoning the well when it is no longer commercially viable. The estimated costs of dismantlement and abandonment of depleted wells on our Oklahoma property are estimated to be relatively immaterial in amount and we believe the salvage value of the equipment on the wells will be sufficient in amount to cover any such costs.

Number of Employees

We currently have one full-time employee.

Periodic Reports and Available Information

We are filing this registration statement on a voluntary basis under Section 12(g) of the Securities Exchange Act of 1934. The effectiveness of this registration statement subjects us to the periodic reporting requirements imposed by Section 13(a) of the Securities Exchange Act.

We will electronically file with the Commission the following periodic reports:

•	Annual reports on Form 10-KSB;

•	Quarterly reports on Form 10-QSB;

•	Periodic reports on Form 8-K;

•	Annual proxy statements to be sent to our shareholders with the notices of our annual shareholders' meetings.

In addition to the above reports to be filed with the Commission, we will prepare and send to our shareholders an annual report that will include audited financial statements.

The public may read and copy any materials we file with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Also, the Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that electronically file reports with the Commission.

Item 2.  Management’s Discussion and Analysis of Operation.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that include, among others, statements of: expectations, anticipations, beliefs, estimations, projections, and other similar matters that are not historical facts, including such matters as: future capital requirements, development and exploration expenditures (including the amount and nature thereof), drilling of wells, reserve estimates (including estimates of future net revenues associated with such reserves and the present value of such future net revenues), future production of oil and gas, repayment of debt, business strategies, and expansion and growth of business operations. These statements are based on certain assumptions and analyses made by our management in light of past experience and perception of: historical trends, current conditions, expected future developments, and other factors that our management believes are appropriate under the circumstances. We caution the reader that these forward-looking statements are subject to risks and uncertainties, including those associated with the financial environment, the regulatory environment, and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements. Such risks and uncertainties include those risks and uncertainties identified below.

Significant factors that could prevent us from achieving our stated goals include: declines in the market prices for oil and gas, adverse changes in the regulatory environment affecting us, the inherent risks involved in the evaluation of properties targeted for acquisition, our dependence on key personnel, the availability of capital resources at terms acceptable to us, the uncertainty of estimates of proved reserves and future net cash flows, the risk and related cost of replacing produced reserves, the high risk in exploratory drilling and competition. You should consider the cautionary statements contained or referred to in this report in connection with any subsequent written or oral forward-looking statements that may be issued. We undertake no obligation to release publicly any revisions to any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Liquidity and Capital Resources

March 31, 2007

At March 31, 2007, we had working capital of $124,414 consisting primarily of $202,941 in cash and cash equivalents and $29,568 of accounts receivable, offset by $64,024 of the unamortized balance of the Secured Convertible Debenture and $36,470 of accounts payable. In April and May 2007, we issued 1,187,500 shares of our common stock at $0.40 per share for total gross proceeds of $475,000. On February 16, 2007, we issued a $250,000 Secured Convertible Debenture and 300,000 shares of common stock to an institutional investor for gross proceeds of $250,000. The Secured Convertible Debenture matures July 31, 2007, has a 10% annual interest rate with a minimum interest amount of $25,000 due at Maturity, and is convertible, in whole or in part, with accrued interest, into shares of common stock at a conversion price $0.25 per share. The shares issued in conjunction with the Secured Convertible Debenture were valued at $250,000 based on the price of the stock issued at the most recent private placement offering and were recorded as additional paid in capital. The discount of $250,000 is being amortized using the effective interest rate method over the term of the indebtedness. Pursuant to EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", we recorded an interest expense of $0 upon the issuance of the Secured Convertible Debenture attributable to the beneficial conversion feature as the value of the shares exceeded the face value of the Secured Convertible Debenture.

We have used the net proceeds from the issuance of the common stock offering and the Senior Convertible Debenture for working capital purposes, for professional fees relating to the filing of this Form 10-SB and for due diligence expenses related to acquiring additional leases.

From February 2006 through October 2006, we issued Convertible Debentures with three-year detachable warrants to accredited investors for gross proceeds of $349,000. The Convertible Debentures mature one year from issuance, carried a 10% interest rate and were convertible at $1.20 per share for $263,000 of the Convertible Debentures, $0.75 as to $50,000 of the Convertible Debentures and $0.80 as to $36,000 of the Convertible Debentures. As of December 31, 2006, we had $349,000 of Convertible Debentures outstanding and accrued interest of $20,308. All of the Convertible Debentures, including accrued interest on $337,000 of the Convertible Debentures, converted in January and February 2007 into 362,417 shares of our Common Stock. In May 2007, we paid $1,200 of interest on $12,000 of the Convertible Debentures.

Pursuant to EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, “Application of Issue No. 98-5 in Certain Convertible Instruments,” based on relative fair values of the warrant and the debt, the proceeds from the debt were allocated to the warrant and the debt on a relative fair value basis. We recorded $209,014 upon the issuance of the Convertible Debentures attributable to the beneficial conversion feature as additional paid in capital. The discount is being amortized using the effective interest rate method over the term of the indebtedness. The warrants are exercisable for a period of three years with an exercise price of $2.40, for $299,000 of the Convertible Debentures, and $1.50 as to $50,000 of the Convertible Debenture. Using the Black Scholes pricing model, with volatility of 80.0%, risk-free rate of 4.61% to 5.15% and a 0% dividend yield, the warrants were determined to have a fair value of $138,604 and were recorded as additional paid in capital. The discount is being amortized using the effective interest rate method over the term of the indebtedness.

Net cash used by operating activities totaled $42,638 for the quarter ended March 31, 2007 compared to cash used by operating activities of $73,443 for the quarter ended March 31, 2006. The major component of the net cash used in operating activities in the quarter ended March 31, 2007 was the net loss of $405,881, offset by $169,683 and $111,481 write-off of the unamortized beneficial conversion feature and value of the warrants, respectively, issued with the Convertible Debentures that converted into shares of common stock during the quarter ended March 31, 2007 and $64,024 for the amortization of the value of the shares issued in February 2007 with the Secured Convertible Debenture. The major components of the net cash used in operating activities in the quarter ended March 31, 2006 was the net loss of $79,763.

Net cash used in investing activities totaled $4,671 and $82,000 for the quarter ended March 31, 2007 and March 31, 2006, respectively. Net cash used in investing in the quarter ended March 31, 2007, consisted of computer equipment purchased, while net cash used in investing activities for the quarter ended March 31, 2006 consisted of the deposit made on the Hansford Property.

Net cash provided by financing activities totaled $250,250 for the quarter ended March 31, 2007 and consisted primarily from the proceeds of the $250,000 Secured Convertible Debenture due July 31, 2007 while net cash provided by financing activities of $164,871 for the quarter ended March 31, 2006 consisted primarily of the issuance of $156,000 of the Convertible Debentures.

December 31, 2006

At December 31, 2006, we had a working capital deficit of $100,416 consisting primarily of $67,836 of unamortized value of the Convertible Debentures, accounts payable of $22,534 and accrued expenses of $20,307, offset by $14,399 of accounts receivable. Subsequent to December 31, 2006, all of the $349,000 Convertible Debentures and accrued interest on $337,000 of the Convertible Debentures, converted into 362,417 shares of common stock.

Net cash used by operating activities totaled $450,732 for 2006 compared to cash used by operating activities of $77,004 for 2005. The major component of the net cash used in operating activities in 2006 was a net loss of $599,996 offset by $62,500 of shares issued for service, $39,331 and $27,123 of the beneficial conversion of the Convertible Debentures and the amortization of the value of the warrants issued with the Convertible Debentures, respectively. The major component of the net cash used in operating activities in 2005 was the net loss of $93,437, offset by $22,583 increase in accounts payable and accrued expenses.

Net cash used in investing activities totaled $82,000 and $57,850 for 2006 and 2005, respectively. Net cash used in investing in 2006 consisted of the deposit of an 85% interest in the Hansford Property while net cash used in investing in 2005 consisted of the purchase of additional interest in the Osage Property to bring our ownership to 100%.

Net cash provided by financing activities totaled $501,687 and $165,899 for 2006 and 2005, respectively. In 2006, proceeds from Convertible Debentures totaled $349,000, proceeds from sale of LLC interests totaled $100,000 and proceeds from sale of stock and warrant units totaled $30,000. In 2006, we also issued a stock purchase note receivable for $470,875. In 2005, the major components of cash provided by financing activities included $100,000 proceeds from the sale of LLC interests and $65,899 of payments made for operating expenses by our former President and CEO on behalf of the Company.

Net operating revenues from our oil production are very sensitive to changes in the price of oil making it very difficult for management to predict whether or not we will be profitable in the future.

We conduct no product research and development.

Any expected purchase of significant equipment is directly related to drilling operations and the completion of successful wells. We will not undertake to drill wells for which we do not already possess the funds needed to complete and to equip the wells. Should we not have all the funds needed to drill and complete a well before we commence drilling the well, we will sell an interest in the well to another oil company or to investors that buy interests in oil prospects.

We operate our Osage County, Oklahoma properties through independent contractors that operate producing wells for several small oil companies. When we are able to commence drilling operations on our Hansford County, Texas properties, we expect to hire at least one person to supervise the operations, which will be performed by drilling contractors and service companies.

We are responsible for any contamination of land we own or lease. However, there may be limitations on any potential contamination liabilities as well as claims for reimbursement from third parties.

We sell all of our oil production to Sunoco, Inc. However, in the event this customer discontinued oil purchases, we believe we can replace this customer with other customers who would purchase the oil at terms standard in the industry.

Quantitative and Qualitative Disclosures about Market Risk

We have no material exposure to interest rate changes.

Results of Operations

Quarter ended March 31, 2007 compared to Quarter ended March 31, 2006

Revenues from oil sales were $70,257, an increase of $55,092, or 363.3%, in the quarter ended March 31, 2007 compared to $15,165 of revenues in the quarter ended March 31, 2006. On a barrel of oil equivalent ("BOE") basis, our total production increased to 1,624 BOE in the quarter ended March 31, 2007 compared to 321 BOE in the quarter ended March 31, 2006 due to our secondary recovery efforts we undertook in 2006, while our average price per BOE decreased to $57.36 in the quarter ended March 31, 2007 from $62.60 in the quarter ended March 31, 2006.

Our operating expenses, consisting primarily of payments to an independent pumper, electricity at the wells, as well as repairs and maintenance and supplies and materials, were $21,560, representing average operating expense per BOE of $13.28 for the quarter ended March 31, 2007. For the quarter ended March 31, 2006, our operating expenses were $15,460, or an average operating expense per BOE of $48.16. The decrease in the average operating expenses per BOE is due principally to the increase in production.

General and administrative expenses were $86,376 and $74,584 in the quarter ended March 31, 2007 and 2006, respectively. The $11,792 increase is primarily due to an increase in professional and legal fees and rent, offset by decreases in salaries and travel and entertainment.

Depreciation, depletion and accretion were $2,056 in the quarter ended March 31, 2007 compared to $321 in the quarter ended March 31, 2006, primarily due to the increase in production.

Interest expense was $366,559 and $4,695 in the quarter ended March 31, 2007 and March 31, 2006, respectively. Interest expense in the quarter ended March 31, 2007 consisted primarily of $169,683 for the write-off of the beneficial conversion feature of the Convertible Debentures and $111,481 for the write-off of the unamortized value of the warrants issued with the Convertible Debentures due to the conversion of the Convertible Debenture into shares of common stock in the quarter ended March 31, 2007. 2006 also included $64,024 for the amortization of the value of the shares issued with the $250,000 Secured Convertible Debentures, while interest expenses for the quarter ended March 31, 2006 consisted primarily of $1,854 and $1,309 of the beneficial conversion feature and the value of the warrants, respectively, of the Convertible Debentures.

Loss from operations was $39,735 and $75,200 for the quarter ended March 31, 2007 and March 31, 2006, respectively.

Net loss was $405,881 and $79,763 for the quarter ended March 31, 2007 and March 31, 2006, respectively. Net loss per share was $0.01 for the quarter ended March 31, 2007 and $0.00 for the quarter ended March 31, 2006.

Year ended December 31, 2006 compared to Year ended December 31, 2005

Revenues from oil sales in 2006 were $100,977, a decrease of $7,391, or 6.8% compared to revenues of $108,368 in 2005, due to a decrease in production volumes offset by an increase in product prices paid at the wellhead. Our average price per BOE increased to $63.87 in 2006 from $55.59 in 2005, while total production was 2,097 BOE in 2006 compared with 2,420 BOE in 2005 due primarily to remedial work that we undertook in 2006 as part of our secondary recovery efforts to increase production.

Our operating expenses were $85,260 in 2006, compared to $52,372 in 2005. The increase in operating expenses relates primarily to an $11,400 increase in expenses relating to an independent pumper due to an increase in rates paid to the pumper, an increase of $8,812 of engineering costs and an increase of $8,371 relating to truck expenses. The increase in our operating expenses combined with the decrease in production resulted in operating expense per BOE of $41.00 in 2006 compared to $21.64 in 2005.

General and administrative expenses were $531,209 in 2006 and $148,513 in 2005. The increase of $382,696 is primarily due to a $195,282 increase in legal and professional fees relating to costs associated with our reverse merger and acquisition of Osage Energy Company, LLC and an increase of $172,260 in salaries, due primarily to an increase in salary to our former President and CEO as well as an increase in geological and administrative expenses related to a company controlled by one of our directors.

Depreciation, depletion and accretion were $1,664 in 2006 compared to $1,131 in 2005.
Interest expense was $88,129 and $nil in 2006 and 2005, respectively. Interest expense in 2006 related primarily to the Convertible Debentures and consisted of $39,331 and $27,123 of beneficial conversion feature of the Convertible Debentures and amortization of the value of the warrants issued with the Convertible Debentures, respectively, as well as $20,307 of accrued interest on the Convertible Debentures.

Operating Loss was $517,156 and $93,648 in 2006 and 2005, respectively, while Net Loss was $599,996 and $93,437 in 2006 and 2005, respectively.

Net loss per share was $0.08 and $0.15 in 2006 and 2005, respectively.

Effect of Changes in Prices

Changes in prices during the past few years have been a significant factor in the oil and gas industry. The price received for the oil produced by us fluctuated significantly during the last year. Changes in the price that we receive for our oil and gas is set by market forces beyond our control as well as governmental intervention. Average price received by us for a BOE was $63.87 and $55.59 for the year ended December 31, 2006 and December 31, 2005, respectively and $57.36 and $62.60 for the quarter ended March 31, 2007 and March 31, 2006, respectively. The volatility and uncertainty in oil and gas prices have made it more difficult for a company like us to increase our oil and gas asset base and become a significant participant in the oil and gas industry. We currently sell all of our oil and gas production to one major oil company - Sunoco, Inc. However, in the event this customer discontinued oil and gas purchases, we believe we can replace this customer with other customers who would purchase the oil and gas at terms standard in the industry.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates our estimates and judgments, including those related to revenue recognition, recovery of oil and gas reserves, financing operations, and contingencies and litigation.

Oil and Gas Properties

We follow the "successful efforts" method of accounting for our oil and gas exploration and development activities, as set forth in the Statement of Financial Accounting Standards No. 19, as amended, issued by the Financial Accounting Standards Board. Under this method, we initially capitalize expenditures for oil and gas property acquisitions until they are either determined to be successful (capable of commercial production) or unsuccessful. The carrying value of all undeveloped oil and gas properties is evaluated periodically and reduced if such carrying value appears to have been impaired. Leasehold costs relating to successful oil and gas properties remain capitalized while leasehold costs which have been proven unsuccessful are charged to operations in the period the leasehold costs are proven unsuccessful. Costs of carrying and retaining unproved properties are expensed as incurred.

The costs of drilling and equipping development wells are capitalized, whether the wells are successful or unsuccessful. The costs of drilling and equipping exploratory wells are capitalized until they are determined to be either successful or unsuccessful. If the wells are successful, the costs of the wells remain capitalized. If, however, the wells are unsuccessful, the capitalized costs of drilling the wells, net of any salvage value, are charged to operations in the period the wells are determined to be unsuccessful.

The provision for depreciation and depletion of oil and gas properties is computed on the unit-of-production method. Under this method, we compute the provision by multiplying the total unamortized costs of oil and gas properties including future development, site restoration, and dismantlement abandonment costs, but excluding costs of unproved properties by an overall rate determined by dividing the physical units of oil and gas produced during the period by the total estimated units of proved oil and gas reserves. This calculation is done on a country-by-country basis. As of December 31, 2006, all of our oil production operations are conducted in the United States of America. The cost of unevaluated properties not being amortized, to the extent there is such a cost, is assessed quarterly to determine whether the value has been impaired below the capitalized cost. The cost of any impaired property is transferred to the balance of oil and gas properties being depleted. The costs associated with unevaluated properties relate to projects which were undergoing exploration or development activities or in which we intend to commence such activities in the future. We will begin to amortize these costs when proved reserves are established or impairment is determined.

In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations," we report a liability for any legal retirement obligations on our oil and gas properties. The associated costs are capitalized as part of the full cost pool. As of December 31, 2006, the balance of the asset retirement obligation was zero.

At the end of each reporting period, the unamortized cost of oil and gas properties, net of related deferred income taxes, is limited to the sum of the estimated future net revenues from proved properties using current prices, discounted at 10%, and the lower of cost or fair value of unproved properties, adjusted for related income tax effects ("Ceiling Limitation").

The calculations of the ceiling limitation and provision for depreciation, depletion, and amortization are based on estimates of proved reserves. There are numerous uncertainties inherent in estimating quantities of proven reserves and in projecting the future rates of production, timing, and plan of development. The accuracy of any reserves estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered.

Revenue Recognition

We recognize revenue upon transfer of ownership of the product to the customer which occurs when (i) the product is physically received by the customer, (ii) an invoice is generated which evidences an arrangement between the customer and us, (iii) a fixed sales price has been included in such invoice and (iv) collection from such customer is probable.

Off-Balance Sheet Arrangements

Our company has not entered into any transaction, agreement or other contractual arrangement with an entity unconsolidated with us under which we have

•	an obligation under a guarantee contract,

•	a retained or contingent interest in assets transferred to the unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets,

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument, or

•
any obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by us and material to us where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with us.

Item 3.  Description of Property

We lease approximately 500 square feet of modern office space in La Jolla, CA as corporate headquarters from an entity owned in part by Kim Bradford, our CEO, President and Chairman. The lease is a month-to-month lease for $500 per month, which we believe to be current market rate.

We lease approximately 1,000 square feet of modern office space in Oklahoma City, OK consisting of a large conference room, three offices, a drafting room and a storage room. The lease is based on a verbal agreement with a third party on a month-to-month basis for a monthly lease of $550.

The principal assets of the Company consist of proven and unproven oil and gas properties and oil and gas production related equipment. Our oil and gas properties are located exclusively in the continental United States, in Oklahoma and Texas.

Developed oil and gas properties are those on which sufficient wells have been drilled to economically recover the estimated reserves calculated for the property. Undeveloped properties do not presently have sufficient wells to recover the estimated reserves. The Company had no significant proved undeveloped properties at December 31, 2006 and 2005.

The Company's estimated future net recoverable oil and gas reserves from proved reserves, both developed and undeveloped properties, were assembled by Reddy Petroleum Company, independent petroleum engineers, and are as follows:

	Crude Oil (BBLS)	Natural Gas (MCF)
December 31, 2006	216,230	197,339
December 31, 2005	218,327	197,339

Using year-end oil and gas prices and lease operating expenses, the estimated value of future net revenues to be derived from the Company’s proved developed oil and gas reserves, discounted at 10%, were $3,424,934 at December 31, 2006.

The Company’s net oil and gas production after royalty and other working interests for the past two years ending December 31, were as follows.

	Crude Oil (BBLS)	Natural Gas (MCF)
2006	2,097	0
2005	2,420	0

The Company’s average sales prices per barrel of crude oil and production costs per equivalent barrel for the past two years ending December 31, were as follows:

2006	$55.59
2005	$63.87

The average selling price of the Company’s crude oil was $63.75 at March 31, 2007.
We own interests in oil and gas leases in Oklahoma and Texas on some of which leases there are producing oil and gas wells in which we own part or none of the working interest. Our aggregate interests are set forth below.

	Productive Wells		Developed Acreage
County	Gross Wells	Net Wells	Gross Acreage	Net Acreage

Osage Co. Oklahoma	10	10	480	480

Additional information on these leases is as follows:

Lease	Date		County
Name	Entered	Expiration	Location	Royalty	Gross Acres

Osage Hopper 55	11-10-04	HBP Beyond Primary Term	Osage	18.75%	480

The above schedule is a summary of the leases we own. All of the leases are with individuals who have no affiliations with the company. They are all located within the state of Oklahoma or Texas in the counties indicated. When we indicate the expiration as HBP, it means the well is “held by production”. This means that the lease is in existence as long as there is production from wells on the property and the mineral owners are receiving royalty checks.

Undeveloped Acreage
As of December 31, 2006

County	Gross Acres	Net Acres
Hansford Co. Texas	640	544

Gross wells are the total number of oil and gas wells in which we have a working interest. Net wells are the ratio of our working interest to the total wells. (Example: If we own a well which we have sold off 30% interest to other working interest owners, then we have 70% left as a net well. That means we have 1 gross well and .7 net wells.) The same example holds true for gross and net acreage.

Productive wells are the wells we have that are producing oil and/or natural gas. A non-productive well is a well which has a well bore and has not been shut-in (cemented in and capped). This well bore may or may not be some time in the future be a candidate for a work-over. Dry wells are wells which have been drilled and there are no oil and gas shows on the logs. No oil or gas will ever be produced from a dry well.

Exploratory wells are wells which are drilled in a non-proven field. Geological studies may indicate the existence of oil or gas but there has not been any proof by previous drilling in the field. Developmental wells are wells drilled or reworked in a field where there are previous discoveries of oil and natural gas. These wells have a much higher probability of being successful than exploratory wells.

Developed acreage is acreage in which we have leased the mineral rights for oil & gas and have drilled or re-worked wells. Undeveloped acreage is acreage we have leased but have not yet drilled wells. It is available for future drilling programs.

Drilling Activity

The following table sets forth, for each of the last three fiscal years by geographic areas in Oklahoma, the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled.

	Net Exploratory Wells Drilled		Net Development Wells Drilled
County	Productive	Dry	Productive	Dry

NONE	N/A	N/A	N/A	N/A

Delivery Commitments

We are not obligated to provide a fixed and determinable quantity of oil or natural gas in the near future under existing contracts or agreements. Further, during the last three years we had no significant delivery commitments.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table shows information as of March 31, 2007 with respect to each beneficial owner of more than five percent of the Company’s Common Stock:

Name and Address of Beneficial Owner	Common Stock Beneficially Owned	Percent of Class
Kim Bradford [1] 888 Prospect St, Suite 210 La Jolla, CA 92037	6,055,000	20.09%

Charles F. Volk, Jr. [2] 29 Lupine Ave. #C San Francisco, CA 94118	4,301,501	14.28%

Paul DiFrancesco 888 Prospect St., Suite 210 La Jolla, CA 92037	3,140,000	10.42%

Babcock Trust 235 Montgomery St., Suite 930 San Francisco, CA 94104	1,500,000	6.31%

[1] Kim Bradford was elected CEO and President of the Company on January 23, 2007 and then elected to be Chairman effective February 7, 2007.

[2] Charles Volk resigned as CEO and President of the Company on January 23, 2007 and then resigned from the board effective February 7, 2007

The following table shows information as of March 31, 2007 with respect to each of the beneficial owners of the Company’s Common Stock by its executive officers, directors and nominee individually and as a group:

Name and Address	Position	Common Stock Beneficially Owned	Percent of Shares	Term of Office
Kim Bradford [1] 888 Prospect St, Suite 210 La Jolla, CA 92037	President, CEO and Chairman	6,055,000	20.09%	May 2008

Greg L. Franklin 13400 Thomson Road Edmond, OK 73013	Director	1,000,000	3.32%	May 2008

Ran Furman [2] 888 Prospect St., Suite 210 La Jolla, CA 92037	Director	375,000	1.24%	May 2008

Officers and directors as a group (3 persons)		7,430,000	24.66%

[1] Kim Bradford was elected CEO and President of the Company on January 23, 2007 and then elected to be Chairman effective February 7, 2007.

[2] Ran Furman was elected to the board effective February 7, 2007.

There are no family relationships among the directors and executive officers.

Changes in Control

On December 28, 2006, a change of control occurred when Kim Bradford, our CEO, President and Chairman, along with other investors entered into a transaction with the Company whereby for a $470,875 promissory note, the Company issued a total of 18,835,000 shares of Common Stock, or approximately 64% of the total shares outstanding. In conjunction with this change of control, two of our three directors, Charles Volk and Charles Lamberson, resigned, and Kim Bradford and Ran Furman were elected as directors.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

A list of current officers and directors appears above. The directors of the company are elected annually by the shareholders. The officers serve at the pleasure of the board of directors. The directors do not receive fees or other remuneration for their services, but are reimbursed for their out-of-pocket expenses to attend board meetings. There are no employment contracts or any arrangements to compensate any officer who resigns, retires or is terminated or such occurs as a result of a change in control of the company.

The principal occupation and business experience during at least the last five years for each of the present directors and executive officers of the company are as follows:

Kim Bradford: Mr. Bradford was elected President of the Company in January 2007 and elected to our board as Chairman effective February 2007. Mr. Bradford co-founded Catalyst Consulting Partners, a California based consulting firm that advises publicly traded companies and their management teams on executive search, shareholder communications, general media consulting, investor relations, website design, and other corporate matters, in 2005. In 2001, Mr. Bradford co-founded Decision Capital Management, LLC, the successor firm to Decision Capital Management LP which he founded in 1999 as a SEC Registered Investment Advisor firm. Prior to founding Decision Capital, Mr. Bradford has been involved in the brokerage business for over 25 years, both as an employee of major Wall Street firms, such as Merrill Lynch and Morgan Stanley, and as a principal in a NASD broker dealer firm specializing exclusively in natural resource based investments, such as oil and gas and precious metals mining. Mr. Bradford is 54 years old.

Greg L. Franklin: Mr. Franklin has been involved with the Company since 2005 and has served as a director of the Company since May 2005. Mr. Franklin has 25 years experience in the search, discovery, and production of Oil and Gas as follows: 1998-2005 principal of Franklin Energy Investments and staff geologist for Barbour Energy; 1992-1998 Vice President Gulf Coast Exploration and Development Company; 1983-1992 Barbour Energy staff Geologist, 1980-1983 Conoco geologist. Mr. Franklin Graduated with a Bachelor of Science in Geology from Oklahoma State University 1980. Mr. Franklin is 51 years old.

Ran Furman: Mr. Furman was elected to our board effective February 2007. Mr. Furman has over 15 years of transactional experience in corporate finance, capital markets and investment banking. Mr. Furman most recently served as an advisor to an alternative asset based debt fund and a small cap equity fund. His previous background include serving as a chief financial officer of two publicly traded companies as well as an investment banker focusing on the capital needs of small public companies. Mr. Furman began his career as an accountant with Deloitte & Touche. Mr. Furman has an MBA from Columbia Business School and a BA in accounting from the University of Washington. Mr. Furman is 38 years old.

Involvement in Certain Legal Proceedings

No director, person nominated to become a director, executive officer, promoter or control persons of our company has been involved during the last five years in any of the following events that are material to an evaluation of his ability or integrity:

•	Bankruptcy petitions filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

•	Conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses).

•
Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring or suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or

•
Being found by a court of competition jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation

During the last three fiscal years, no executive officer of our company, other than the CEO, has received total annual salary and bonus exceeding $100,000. The total compensation of Charles F. Volk, Jr., our President and CEO since inception in 2004 until 2006 was as follows:

		Annual Compensation			Awards		Payout
Year	Name	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options/ SARS(#)	LTIP Payouts	All Other Compensation
2006	Charles F. Volk, Jr.	$126,142	0	0	0	0	0	0
2005	Charles F. Volk, Jr.	$49,200	0	0	0	0	0	0
2004	Charles F. Volk, Jr.	$0	0	0	0	0	0	0

Charles Volk, Jr. resigned as President and CEO of the Company on January 23, 2007.

Item 7.  Certain Relationships and Related Transactions

During the past two years, the Company has utilized the services of a company owned by Greg Franklin, one of our directors, for various geological and administrative services. The Company paid $37,650 and $76,150 in 2005 and 2006, respectively for these services. The Company believes that it has paid market rates for these services. On January 1, 2007, the Company entered into a 12 month geological consulting agreement with Mr. Franklin for various geological and operational advisory services at a cost of $6,000 per month.

On February 1, 2007, the Company entered into a four months financial consulting agreement, automatically renewable for another four months, with Ran Furman, one of our directors, for various financial and accounting advisory services at a cost of $6,250 per month.

On February 1, 2007, the Company entered into a month-to-month lease on its corporate headquarters with a company owned in part by Kim Bradford, our President, CEO and Chairman, at a cost of $500 per month, which the Company believes to be at market rate.

Outside of the above transactions, there have been no transactions during the last two years, or proposed transactions, to which we were or are to be a party in which any of the following persons had or is to have a direct or indirect material interest:

•	any officer or director;

•	any nominee for election as a director;

•	any beneficial owner of more than five percent of our voting securities;

•	any member of the immediate family of any of the above persons.

Item 8.  Description of Securities

Common Stock

Our company is authorized to issue 190,000,000 shares of common stock and 10,000,000 shares of preferred stock, both with $0.0001 par value, and as of March 31, 2007, has 30,132,275 shares of common stock issued and outstanding and owned by 125 shareholders of record plus nine shareholders whose 127,448 shares are held in “street name” (Cede, an affiliate of Depository Trust Company that holds shares for broker-dealer firms and, indirectly, their customers). No preferred shares have been issued.

Voting Rights

Holders of the shares of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of common stock do not have a cumulative voting right, which means that the holders of a majority of the shares voting for the election of the board of directors can elect all members of the board of directors.

Dividend Rights

Holders of record of shares of common stock are entitled to receive dividends when and if declared by the board of directors out of funds of the company legally available thereof.

Liquidation Rights

Upon any liquidation, dissolution or winding up, holders of shares of common stock are entitled to receive pro rata all of the assets of the company available for distribution to shareholders, subject to the prior satisfaction of the liquidation rights of the holders of outstanding shares of Preferred Stock.

Preemptive Rights

Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the company.

Registrar and Transfer Agent

Old Monmouth Stock Transfer, 200 Memorial Parkway, Atlantic Highlands, NJ 07716 is our transfer agent and registrar of our common stock. Its telephone number is (732) 872-2727.

Dissenters’ Rights

Under Section 262 of the Delaware General Corporation Law, a shareholder is afforded dissenters’ appraisal rights which, if properly exercised, provide a procedure for a shareholder wishing to dissent from a merger to have his shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value of such shares.

The Company’s board of directors also has the ability to issue preferred stock which would significantly dilute the ownership of a hostile acquiror. In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire the company without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

The company’s board of directors could choose not to negotiate with an acquiror that it did not feel was in the strategic interests of the company. If the acquiror was discouraged from offering to acquire the company, or prevented from successfully completing a hostile acquisition by the antitakeover measures, a stockholder could lose the opportunity to sell his or her shares at a favorable price.

PART II

Item 1. Market Price of and Dividends on Our Common Stock and Related Stockholder Matters

Our common stock had been trading since April 5, 2005 on the Pink Sheets on an unsolicited basis only, under the stock symbol “OSGE”. The high and low bid and asked prices, as reported by the Pink Sheets, are as follows for 2005, 2006, for 1st quarter ended March 31, 2007 and for the 2nd quarter through June 29, 2007. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low
2005:
2nd Qtr.	0.15	0.028
3rd Qtr.	0.075	0.02
4th Qtr.	0.07	0.004

2006:
1st Qtr.	0.01	0.001
2nd Qtr.	0.01	0.001
3rd Qtr.	3.00	1.03
4th Qtr.	3.00	1.10

2007:
1st Qtr.	3.25	1.00
2nd Qtr.	3.25	0.75

Dividends

We have declared no cash dividends on our common stock since inception. There are no restrictions that limit our ability to pay dividends on our common stock or that are likely to do so in the future other than the restrictions set forth in Section 170(b) of the Delaware General Corporation Law. provides that the company may declare and pay dividends upon the shares of its capital stock either (1) out of its surplus, as defined in and computed in accordance with Sections 154 and 244 of the Delaware General Corporation Law, or (2) in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Securities Authorized for Issuance Under Equity Compensation Plans

We have no compensation plans under which equity securities are authorized for issuance.

Item 2. Legal Proceedings

Neither our company nor any of its property is a party to, or the subject of, any material pending legal proceedings other than ordinary, routine litigation incidental to our business.

Item 3. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

During the past two fiscal years or any later interim period our principal independent accountant has neither resigned, declined to stand for re-election, nor been dismissed by our directors.

Item 4. Recent Sales of Unregistered Securities

The following securities were sold by us within the last three years without registering the securities under the Securities Act.

Acquisition of Osage Energy, Company, LLC

On April 24, 2006, we issued a total of 10,000,000 shares to the following individuals and entities in connection with the acquisition of Osage Energy Company, LLC:

Name	Shares
Charles Volk, Jr.	3,942,501
Greg Franklin	1,000,000
Tom Cerney	500,000
Sam Butero	500,000
Dillon Scott Securities	500,000
Titan Private Equity Group, LLC	500,000
Kiowa Oil Company	250,000
Gary Bryant	250,000
Suzane Bryant	250,000
Newport Capital Consultants	250,000
Chandelier, Inc.	200,000
John Arnone	200,000
Charles Lamberson, Jr.	130,208
GGP Global, LLC	125,833
Luis Urroz	125,833
Barry Kushner	125,625
Todd Forman	100,000
Tom Kenan	50,000

Total	10,000,000

Convertible Debentures

In 2006, we issued a total of $349,000 of Convertible Debentures with three-year detachable warrants. The Convertible Debentures have a 10% annual interest rate and mature one year from issuance. $263,000 of the Convertible Debentures have a conversion price of $1.20 per share, $50,000 of the Convertible Debentures have a conversion price of $0.75 per share $36,000 of the Convertible Dentures have a conversion price of $0.80 per share. The following table provides information about the $349,000 Convertible Debentures and the conversion in January and February 2007 of all of the Convertible Debentures, and accrued interest on $3337,000 of the Convertible Debentures into 362,417 shares of our common stock:

Date	Name	Amount	Warrants	Exercise Price	Maturity	Converted Shares
2/15/2006	Rob Dyer	$24,000	22,000	$2.40	2/15/2009	33,000
3/15/2006	Charles Lamberson	$50,000	73,333	$1.50	3/15/2009	73,333
3/15/2006	Alondra Rodes	$16,000	14,667	$2.40	3/15/2009	14,667
3/15/2006	John Reed	$50,000	45,834	$2.40	3/15/2009	45,834
3/15/2006	Arnab Sarkar	$32,000	29,333	$2.40	3/15/2009	29,333
5/15/2006	John Reed	$50,000	45,833	$2.40	3/15/2009	45,833
7/15/2006	Barry Febey	$12,000	11,000	$2.40	6/15/2009	15,000
10/15/2006	IRP, LLC	$115,000	105,417	$2.40	10/15/2009	105,417

Totals		$349,000	347,417			362,417

Unit Offering

On June 15, 2006, for gross proceeds of $15,000, we issued 11,000 shares of common stock and 11,000 warrants, exercisable at $3.00 per share maturing on June 15, 2009 to Edward Horwich.

On July 13, 2006, for gross proceeds of $15,000, we issued 11,000 shares of common stock and 11,000 warrants, exercisable at $3.00 per share maturing on June 15, 2009 to Robert Plyler.

Shares Issued for Services

On November 28, 2006, we issued 25,000 shares of common stock to Viewpoint Securities, LLC in full payment for consulting services valued at $62,500.

Notes Receivable

On December 28, 2006, we sold 18,835,000 shares of our common stock at a price of $0.025 per share, for a total of $470,875, to the following individuals and entities that paid for the stock through the issuance of a note receivable to us. The Note Receivable has an 8% annual interest rate and principal and interest are due on December 28, 2007.

Name	Shares	Note Receivable
Kim Bradford	6,055,500	$151,375
Paul DiFrancesco	3,140,000	$78,500
Babcock Trust	1,900,000	$47,500
Rhone International	1,500,000	$37,500
JK Advisors, Inc.	1,485,000	$37,125
Llanerch, LLC	1,485,000	$37,125
Lafayette Capital, LLC	1,485,000	$37,125
Pointblank Trading, LLC	1,400,000	$35,000
Ran Furman	375,000	$9,375
Variable Assets	10,000	$250

Totals	18,835,000	$470,875

As of March 31, 2007, the balance of the Notes Receivable was $470,625.

Secured Convertible Debenture

On February 16, 2007, we issued a $250,000 Secured Convertible Debenture and 300,000 shares of common stock to Vision Opportunity Master Fund, Ltd. for total gross proceeds of $250,000. The Secured Convertible Debenture matures July 31, 2007, has a 10% annual interest rate with a minimum interest amount of $25,000 due at Maturity, and is convertible, in whole or in part, into shares of common stock at a conversion price $0.25 per share.

Common Stock Offering

In April and May 2007, we issued 1,187,500 shares of our common stock at a price per share of $0.40 to the following individuals and entities for a total consideration of $475,000:

Name	Shares	Amount
Patrick Riordan	125,000	$50,000
Marie Baier Foundation	250,000	$100,000
John Baier	562,500	$225,000
Bereline Baier Dale Living Trust	62,500	$25,000
John Brady	125,000	$50,000
Jeffrey Hook	62,500	$25,000

Totals	1,187,500	$475,000

In all instances of the above sales, the sales were made under the exemption from registration provided by Regulation D, Rule 506. The purchasers were either officers or directors of our company, were accredited investors with whom we had a preexisting relationship or in less than ZERO instances were non-accredited investors with whom we had a preexisting relationship and to whom we delivered offering materials that complied with the disclosure requirements of a Form SB-2 including audited financial statements. The sales were not accompanied by any public solicitation or public advertising. The sales were made by officers of our company who received no compensation, director or indirect, for effecting the sales, with the exception of the Common Stock Offering, for which we paid a ten percent commission to Viewpoint Securities, LLC.

Item 5. Indemnification of Directors and Officers

The Delaware General Corporation Law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, with the following exceptions: (a) a breach of the director’s duty of loyalty; (b) payment of an unlawful stock dividend or making an unlawful stock repurchase or redemption; (c) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; or (d) in any transaction in which the director derived an improper personal benefit. The company’s Certificate of Incorporation eliminates the liability of directors of the corporation for monetary damages to the fullest extent permissible under Delaware law.

PART F/S

Set forth below are the following combined financial statements for our company for the years ended December 31, 2006 and 2005 and the three months ended March 31, 2007 and 2006 (unaudited):

Page

Report of Independent Accountant	F-1
Combined Balance Sheets as of December 31, 2006 and March 31, 2007	F-2
Statements of Operations for Years Ended December 31, 2006 and 2005
and the three months ended March 31, 2007 and 2006	F-3
Statements of Stockholders’ Equity (Deficit) from
December 31, 2004 to March 31, 2007	F-4
Statements of Cash Flows for Years Ended December 31, 2006 and 2005
and the three months ended March 31, 2007 and 2006	F-5
Notes to Financial Statements	F-6

PART III

Index to Exhibits

The following exhibits are filed as a part of this Form 10-SB Registration Statement:

Exhibit No.	Description

2.1	Plan of Reorganization and Agreement of Merger, dated June 18, 2007

3.1	Articles of Incorporation of Osage Exploration and Development, Inc.

3.2	Bylaws of Osage Exploration and Development, Inc.

10.1	Agreement for Acquisition of Oil and Gas Leaseholds between Conquest Exploration Company, LLC, David Farmer, Charles Volk, Jr. and Osage Energy Company, LLC dated November 10, 2004.

10.2	Assignment and Bill of Sale between Conquest Exploration Company, LLC and Osage Energy Company, LLC dated January 24, 2005.

10.3	$250,000 Note and Security Agreement with Vision Opportunity Master Fund, Ltd. dated February 13, 2007.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OSAGE EXPLORTION AND DEVELOPMENT, INC.

By:	/s/ Kim Bradford
Kim Bradford, President and CEO

July 6, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Osage Exploration and Development, Inc. and Subsidiary
La Jolla, CA

We have audited the accompanying consolidated balance sheet of Osage Exploration and Development, Inc. and Subsidiary (Company), as of December 31, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Osage Exploration and Development, Inc. and Subsidiary as of December 31, 2006, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit of $648,166 as of December 31, 2006. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GOLDMAN & PARKS

GOLDMAN & PARKS
Tarzana, California
June 7, 2007

OSAGE EXPLORATION AND DEVELOPMENT, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and March 31, 2007

	December 31,	March 31,
	2006	2007
		(Unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	$-	$202,941
Accounts Receivable	14,399	29,568
Total Current Assets	14,399	232,509

Property and Equipment, at cost (Note 3):
Oil and gas properties and equipment	103,177	103,177
Capitalized asset retirement costs	13,675	13,675
Other property & equipment		4,671
Less: accumulated depletion, depreciation and	116,852	121,523
amortization	(2,795)	(4,851)
	114,057	116,672

Bank CD pledged for Bond	30,000	30,000
Deposits (Note 4)	82,000	82,000

Total Assets	$240,456	$461,181

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$22,534	$36,470
Bank overdraft	4,138
Accrued expenses	20,307	7,601
Convertible Debt, net of $185,976 and $281,164 of
unamortized discount (Note 5)	67,836	64,024
Total Current Liabilities	114,815	108,095

Liability for Asset Retirement Obligations (Note 11)	15,043	15,419

Commitments and Contingencies (Note 6)

Stockholders' Equity:
Common stock, $0.0001 par value, 190,000,000 shares
authorized; 29,484,858 and 30,147,275 shares	2,948	3,015
issued and outstanding as of December 31, 2006
and March 31, 2007, respectively.

Additional-Paid-in-Capital	1,226,691	1,859,325
Stock Purchase Notes Receivable	(470,875)	(470,625)
Accumulated Deficit	(648,166)	(1,054,047)
	110,598	337,667

Total Liabilities and Stockholders' Equity	$240,456	$461,181

The accompanying notes are an integral part of these consolidated financial statements.

OSAGE EXPLORATION AND DEVELOPMENT, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the Years Ended December 31, 2006 and 2005
and the Three Months ended March 31, 2007 and 2006 (Unaudited)

	Years Ended December 31,		Three Months Ended March 31,
	2006	2005	2007	2006
			(Unaudited)	(Unaudited)
Operating Revenues
Oil & Gas Sales	$100,977	$108,368	$70,257	$15,165
Total Operating Revenues	100,977	108,368	70,257	15,165

Operating Costs and Expenses
Operating Expenses	85,260	52,372	21,560	15,460
Depreciation, Depletion and Accretion	1,664	1,131	2,056	321
General and Administrative	531,209	148,513	86,376	74,584
Total Operating Costs and Expenses	618,133	202,016	109,992	90,365

Operating (Loss)	(517,156)	(93,648)	(39,735)	(75,200)

Other Income (Expenses):
Interest Income	1,714	211	413	132
Interest Expense	(88,129)
Other	3,575		(366,559)	(4,695)
(Loss) before Income Taxes	(599,996)	(93,437)	(405,881)	(79,763)

Provision for Income Taxes	-	-	-	-

Net (Loss)	$(599,996)	$(93,437)	$(405,881)	$(79,763)

Basic and Diluted Loss per Share	$(0.08)	$(0.15)	$(0.01)	$(0.00)

Weighted average number of common share
and common share equivalents used to
compute basic and dilluted Loss per Share	7,838,152	602,856	29,909,480	29,484,856

The accompanying notes are an integral part of these consolidated financial statements.

OSAGE EXPLORATION AND DEVELOPMENT, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2006 AND 2005
and the Three Months ended March 31, 2007 (Unaudited)

					Retained
			Additional	Stock	Earnings/
	Common Stock		Paid-In	Purchase	(Accumulated	Total
	Shares	Amount	Capital	Not Receivable	Deficit)	Equity

Balance at December 31, 2004	602,858	$60			$45,267	$45,327
Equity contributions			95,899			95,899
Sale of LLC interests			100,000			100,000
Net (Loss) for the year					(93,437)	(93,437)
Balance at December 31, 2005	602,858	60	195,899		(48,170)	147,789

Acquire Osage Energy LLC	10,000,000	1,000	(1,000)			-
Equity contributions			22,687			22,687
Sale of LLC interests			100,000			100,000
Issue Shares in Unit Offering	22,000	2	29,998			30,000
Warrants issued with Convertible Debt			138,604			138,604
Beneficial Conversion of Convertible Debt			209,014			209,014
Shares issued for services	25,000	3	62,498			62,500
Issue Stock Purchase Notes Receivable	18,835,000	1,884	468,992			470,875
Stock Purchase Notes Receivable				(470,875)		(470,875)
Net (Loss) for the year					(599,996)	(599,996)
Balance at December 31, 2006	29,484,858	$2,948	$1,226,691	$(470,875)	$(648,166)	$110,598

The accompanying notes are an integral part of these consolidated financial statements.

OSAGE EXPLORATION AND DEVELOPMENT, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005
and the Three Months ended March 31, 2007 and 2006 (Unaudited)

	Years Ended December 31,		Three Months Ended March 31,
	2006	2005	2007	2006
			(Unaudited)	(Unaudited)

Cash flows from Operating Activities:
Net (Loss)	$(599,996)	$(93,437)	$(405,881)	(79,763)
Adjustments to reconcile net (loss) to net cash
used by operating activites:
Beneficial Conversion of Convertible Debenture	39,331		169,683	1,854
Increase in Accrued Interest	20,307		(12,706)	1,190
Accretion of shares issued with Secured Convertible Debenture			64,024
Accretion of Warrants issued with Convertible Debenture	27,123		111,481	1,309
Accretion of Asset Retirment Obligation	1,368		376	342
Issuance of shares for Accrued Interest			33,700
Issuance of shares for services provided	62,500
Provision for depletion, depreciation
amortization and valuation allowance	1,664	1,131	2,056	321
Changes in operating assets and liabitlies:
(Increase) in accounts receivable	(7,118)	(7,281)	(15,169)	7,281
Increase/(Decrease) in bank overdraft	4,138		(4,138)
Increase/(decrease) in accounts payable and accrued expenses	(49)	22,583	13,936	(5,977)
Net cash used by operating activities	(450,732)	(77,004)	(42,638)	(73,443)

Cash flows from Investing Activities:
Acquire Oil & Gas Properties	-	(57,850)
Deposits made on Oil & Gas Properties	(82,000)			(82,000)
Capital expenditures			(4,671)
Net cash used in investing activities	(82,000)	(57,850)	(4,671)	(82,000)

Cash flows from Financing Activities:
Payments made on behalf of Company	22,687	65,899		8,871
Proceeds from sale of LLC interests	100,000	100,000
Proceeds from issuance of Secured Convertible Debenture			250,000
Proceeds from payment on Stock Purchase Notes Receivable			250
Proceeds from issuance of Stock and Warrant Units	30,000
Proceeds from issuance of Convertible Debenture	349,000			156,000
Net cash provided by financing activities	501,687	165,899	250,250	164,871

Net increase (decrease) in cash and cash equivalents	(31,045)	31,045	202,941	9,428

Cash and Cash equivalents beginning of the year	31,045	-	-	31,045

Cash and Cash equivalents at end of year	$0	$31,045	$202,941	$40,473

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Payments for Interest	0	0	0	0
Cash Payment for Taxes	0	0	0	0

Non-Cash Transactions:
Contribution of Osage Well interest		$57,850
Shares issued for Stock Purchase Note Receivable	$470,875
Shares issued with Secured Convertible Debenture			250,000

The accompanying notes are an integral part of these consolidated financial statements.

OSAGE EXPLORATION AND DEVELOPMENT, INC. AND SUBSIDIARY
NOTES TO CONSOILDATED FINANCIAL STATEMENTS
For the Years ended December 31, 2006 and 2005
And the Three Months ended March 31, 2007 and 2006 (unaudited)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND BUSINESS COMBINATION

Osage Exploration and Development, Inc. ("Osage" or "the Company") is an independent energy company engaged primarily in the acquisition, development, production and the sale of oil, gas and natural gas liquids. The Company's production activities are located in the United States of America. The principal executive offices of the Company are located at 888 Prospect Street, Suite 210, La Jolla, CA 92037. Osage was organized September 9, 2004 as Osage Energy Company, LLC, (“Osage LLC”) an Oklahoma limited liability company. On April 24, 2006 we merged with a Nevada public shell corporation, Kachina Gold Corporation, which was the entity that survived the merger, through the issuance of 10,000,000 shares of our Common Stock. The merger has been accounted for as a recapitalization of Osage LLC rather than a business combination. Accordingly, no pro forma disclosure is made. The historical financial statements are those of Osage LLC.

On March 4, 2005, the Company changed its name to Kachina Gold Corporation (“KGC”). On April 24, 2006 Kachina Gold Corporation merged with Osage Energy Company, LLC, and on May 15, 2006 changed its name to Osage Energy Corporation. On July 2, the Company changed its name to Osage Exploration and Development, Inc. and changed its domicile to the State of Delaware.

The Company has incurred significant losses and had negative cash flow from operations in each of the last two years and has an accumulated deficit of $1,054,047 (unaudited) at March 31, 2007 and $648,166 at December 31, 2006. Substantial portions of the losses are attributable to legal and professional fees as well as interest expense. The Company's operating plans require additional funds that may take the form of debt or equity financings. There can be no assurance that any additional funds will be available. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon achieving a profitable level of operations and obtaining additional financing.

Management of our Company has undertaken steps as part of a plan to improve operations with the goal of sustaining our operations for the next twelve months and beyond. These steps include (a) increasing our current production; (b) controlling overhead and expenses and (c) raising additional capital and/or obtaining financing.

There can be no assurance the Company can successfully accomplish these steps and it is uncertain the Company will achieve a profitable level of operations and obtain additional financing. There can be no assurance that any additional financings will be available to the Company on satisfactory terms and conditions, if at all. In the event we are unable to continue as a going concern, we may elect or be required to seek protection from our creditors by filing a voluntary petition in bankruptcy or may be subject to an involuntary petition in bankruptcy. To date, management has not considered this alternative, nor does management view it as a likely occurrence.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Osage and its wholly owned subsidiary. Accordingly, all references herein to Osage or the Company include the consolidated results. All significant inter-company accounts and transactions have been eliminated in consolidation.

RISK FACTORS RELATED TO CONCENTRATION OF SALES AND PRODUCTS

The Company's future financial condition and results of operations will depend upon prices received for its oil and natural gas and the costs of finding, acquiring, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to changes in supply, market uncertainty and a variety of other factors beyond the Company's control. These factors include worldwide political instability (especially in the Middle East), the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer product demand and the price and availability of alternative fuels.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management used significant estimates in determining the carrying value of its oil and gas producing assets and the associated depreciation and depletion expense related to sales' volumes. The significant estimates included the use of proved oil and gas reserve volumes and the related present value of estimated future net revenues there-from (See Note 15: Supplemental Information About Oil and Gas Producing Activities).

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of short-term, highly liquid investments readily convertible into cash with an original maturity of three months or less. The Company did not have any cash balances in excess of federally insured limits as of December 31, 2006.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures its financial assets and liabilities in accordance with US GAAP. For certain of the Company's financial instruments, including accounts receivable (trade and related party), notes receivable and accounts payable (trade and related party), and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts owed for notes payable also approximate fair value because interest rates and terms offered to the Company are at current market rates.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk are: cash and accounts receivable arising from its normal business activities. The Company places its cash in what it believes are credit-worthy financial institutions. However, the Company’s cash balances have exceeded the FDIC insured levels at various times during 2006. The Company currently sells all of its oil production to one customer, Sunoco, Inc. However, the Company believes it can sell all its production to many different purchasers, most of whom pay similar prices that vary with the international spot market prices. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited. The Company had no allowance as of December 31, 2006, that was based on its evaluation of specific customers' balances and the collectibility thereof.

OIL AND GAS PROPERTIES

Osage is an exploration and production oil and natural gas company with proven reserves and existing production. In 2005 we purchased 100% of the working interest in certain producing oil and natural gas leases located in Osage County, Oklahoma, referred to herein as the Osage Property, which property consists of twenty three wells, ten of which are producing, on 480 acres. We operate this property and in 2006, begun a secondary recovery program to increase current production. In January of 2006, we acquired approximately 85% of the working interest of a natural gas property consisting of 640 acres with proven undeveloped reserves located in Hansford County, Texas.

The Company follows the "successful efforts" method of accounting its oil and gas exploration and development activities, as set forth in the Statement of Financial Accounting Standards (“SFAS”) No. 19, as amended, issued by the Financial Accounting Standards Board. Under this method, the Company initially capitalizes expenditures for oil and gas property acquisitions until they are either determined to be successful (capable of commercial production) or unsuccessful. The carrying value of all undeveloped oil and gas properties is evaluated periodically and reduced if such carrying value appears to have been impaired. Leasehold costs relating to successful oil and gas properties remain capitalized while leasehold costs which have been proven unsuccessful are charged to operations in the period the leasehold costs are proven unsuccessful. Costs of carrying and retaining unproved properties are expensed as incurred.

The costs of drilling and equipping development wells are capitalized, whether the wells are successful or unsuccessful. The costs of drilling and equipping exploratory wells are capitalized until they are determined to be either successful or unsuccessful. If the wells are successful, the costs of the wells remain capitalized. If, however, the wells are unsuccessful, the capitalized costs of drilling the wells, net of any salvage value, are charged to operations in the period the wells are determined to be unsuccessful.

The provision for depreciation and depletion of oil and gas properties is computed by the unit-of-production method. Under this method, the Company computes the provision by multiplying the total unamortized costs of oil and gas properties including future development, site restoration, and dismantlement abandonment costs, but excluding costs of unproved properties by an overall rate determined by dividing the physical units of oil and gas produced during the period by the total estimated units of proved oil and gas reserves. This calculation is done on a country-by-country basis. As of December 31, 2006, all of the Company's oil production operations are conducted in the United States of America. The cost of unevaluated properties not being amortized, to the extent there is such a cost, is assessed quarterly to determine whether the value has been impaired below the capitalized cost. The cost of any impaired property is transferred to the balance of oil and gas properties being depleted. The costs associated with unevaluated properties relate to projects which were undergoing exploration or development activities or in which the Company intends to commence such activities in the future. The Company will begin to amortize these costs when proved reserves are established or impairment is determined. Management believes no such impairment exists at December 31, 2006.

In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations", the Company reports a liability for any legal retirement obligations on its oil and gas properties. The associated costs are capitalized. At the end of each reporting period, the unamortized cost of oil and gas properties, net of related deferred income taxes, is limited to the sum of the estimated future net revenues from proved properties using current prices, discounted at 10%, and the lower of cost or fair value of unproved properties, adjusted for related income tax effects ("ceiling limitation").

The calculations of the ceiling limitation and provision for depreciation, depletion, and amortization are based on estimates of proved reserves. There are numerous uncertainties inherent in estimating quantities of proven reserves and in projecting the future rates of production, timing, and plan of development. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered.

OTHER PROPERTY AND EQUIPMENT

Non-oil and gas producing properties and equipment are stated at cost; major renewals and improvements are charged to the property and equipment accounts; while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed currently. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to operations.

Depreciation for non-oil and gas properties is recorded on the straight-line method at rates based on estimated useful lives ranging from three to fifteen years of the assets.

IMPAIRMENT OF LONG-LIVED ASSETS

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The statement also supersedes certain provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period or periods in which the losses are incurred rather than as of the measurement date, as presently required. The Company believes that the effect of adopting this statement had no material impact on its financial position, results of operations, or cash flows.

REVENUE RECOGNITION

The Company recognizes revenue upon transfer of ownership of the product to the customer which occurs when (i) the product is physically received by the customer, (ii) an invoice is generated which evidences an arrangement between the customer and the Company, (iii) a fixed sales price has been included in such invoice, and (iv) collection from such customer is probable.

STOCK BASED COMPENSATION

The Company accounts for employee stock options in accordance with SFAS No.123 "Accounting for Stock-Based Compensation". SFAS No. 123, which prescribes the recognition of compensation expense based on the fair value of options on the grant date assuming hypothetical fair value method, for which the Company uses the Black-Scholes option-pricing model. For non-employee stock based compensation, the Company recognizes an expense in accordance with SFAS No. 123 and values the equity securities based on the fair value of the security on the date of grant. For stock-based awards the value is based on the market value for the stock on the date of grant and if the stock has restrictions as to transferability a discount is provided for lack of tradability. Stock option awards are valued using the Black-Scholes option-pricing model.

No stock options or stock-based awards were issued in 2005 and 2006 and thus no compensation expense was recognized in 2006 and 2005.

INCOME TAXES

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in SFAS No. 109, "Accounting for Income Taxes". As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be recognized. The Company has recorded a 100% valuation allowance as of December 31, 2006.

EARNINGS PER SHARE

The Company uses SFAS No. 128, "Earnings Per Share" for calculating the basic and diluted earnings (loss) per share. Basic earnings (loss) per share iscomputed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the numerator is increased by the amount of interest expense attributable to the Convertible Debentures and the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Due to the net loss reported by the Company, the effect of including shares attributable to the conversion of the Convertible Debentures and stock warrants would have been antidilutive.

NEW ACCOUNTING PRONOUNCEMENTS

Recent Pronouncements

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under the accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for fiscal year, including financial statements for an interim period within the fiscal year. The Company is currently evaluating the impact, if any, that SFAS No. 157 will have on its consolidated financial statements.

Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB, issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132R,” which requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. We adopted the provisions of SFAS No. 158 for the year end 2006, and the effect of recognizing the funded status in accumulated other comprehensive income was not significant. The new measurement date requirement applies for fiscal years ending after December 15, 2008.

Fair Value Option for Financial Assets and Financial Liabilities

In February of 2007 the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” The statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is analyzing the potential accounting treatment.

Other-Than-Temporary Impairment

FASB Staff Position on FAS No. 115-1 and FAS No. 124-1 (“the FSP”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” was issued in November 2005 and addresses the determination of when an investment is considered impaired, whether the impairment on an investment is other-than-temporary and how to measure an impairment loss. The FSP also addresses accounting considerations subsequent to the recognition of other-than-temporary impairments on a debt security, and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP replaces the impairment guidance on Emerging Issues Task Force (EITF) Issue No. 03-1 with references to existing authoritative literature concerning other-than-temporary determinations. Under the FSP, losses arising from impairment deemed to be other-than-temporary, must be recognized in earnings at an amount equal to the entire difference between the securities cost and its fair value at the financial statement date, without considering partial recoveries subsequent to that date. The FSP also required that an investor recognize other-than-temporary impairment losses when a decision to sell a security has been made and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale. The FSP is effective for reporting periods beginning after December 15, 2005. The adoption of this statement will not have a material impact on our consolidated financial statements.

Accounting for Uncertainty in Income Taxes

FASB Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. The amount of tax benefits to be recognized for a tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax benefits relating to tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met or certain other events have occurred. Previously recognized tax benefits relating to tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of tax reserves for unrecognized tax benefits, interest and penalties and accounting in interim periods. Interpretation 48 is effective for fiscal years beginning after December 15, 2006. The change in net assets as a result of applying this pronouncement will be a change in accounting principle with the cumulative effect of the change required to be treated as an adjustment to the opening balance of retained earnings on January 1, 2007, except in certain cases involving uncertainties relating to income taxes in purchase business combinations. In such instances, the impact of the adoption of Interpretation 48 will result in an adjustment to goodwill. While the Company analysis of the impact of adopting Interpretation 48 is not yet complete, it does not currently anticipate it will have a material impact on the Company’s consolidated financial statements.

Considering the Effects of Prior Year Misstatements in Current Year Financial Statements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” (“SAB 108”),which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The Company adopted SAB 108 in the fourth quarter of 2006 with no impact on its consolidated financial statements.

2. ACQUISITION:

In 2005 we purchased 100% of the working interest in certain producing oil and natural gas leases located in Osage County, Oklahoma, referred to herein as the Osage Property, which property consists of ten wells on 480 acres for a total consideration of $103,177. We operate this property and in 2006, begun a secondary recovery program to increase current production.

3. OIL AND GAS PROPERTIES

Oil and gas properties consisted of the following as of December 31, 2006 and March 31, 2007:

	December 31, 2006	March 31, 2007
		(unaudited)

Properties subject to amortization	$103,177	$103,177

Properties not subject to amortization	0	0

Capitalized asset retirement costs	13,675	13,675

Accumulated depreciation, amortization and depletion	(2,795)	(3,725)

Oil and gas properties, net	$114,057	$113,127

At March 31, 2007, all of these assets collateralized the Company's Secured Convertible Debenture issued February 17, 2007 maturing July 31, 2007 (See Note 6).

Depreciation and depletion expense totaled $1,664 and $1,131 for 2006 and 2005, respectively and $2,056 and $321 for the quarter ended March 31, 2007 and 2006, respectively.

4. DEPOSITS

In January 2006 we acquired approximately 85% of the working interest of a natural gas property consisting of 640 acres with proven undeveloped reserves located in Hansford County, Texas, for a total consideration of $82,000.   The agreement stipulates that if we do not acquire a contiguous lease by June 1, 2007 at a cost of $48,000 and another contiguous lease by August 1, 2007 at a cost of $80,000, the seller shall have the right to refund 90% of the initial purchase price and void the agreement. In addition, we are required to place $445,810 in escrow for drilling and completion of the first test well by August 15, 2007 with actual commencement of drilling prior to September 15, 2007.   If the funding of the first test well is not completed by August 15, 2007, the seller shall have the right to refund 90% of all payments received and void the agreement. We have not acquired the contiguous lease as of June 1, 2007 and have not yet been informed by the seller that he will refund 90% of the initial purchase price and void the agreement.

5. CONVERTIBLE DEBENTURES

From February 2006 through October 2006, we issued Convertible Debentures with three-year detachable warrants to accredited investors for gross proceeds of $349,000. The Convertible Debentures mature one year from issuance, carried a 10% interest rate and were convertible at $1.20 per share for $263,000 of the Convertible Debentures, $0.75 as to $50,000 of the Convertible Debentures and $0.80 as to $36,000 of the Convertible Debentures. As of December 31, 2006, we had $349,000 of Convertible Debentures outstanding and accrued interest of $20,302. All of the Convertible Debentures, including accrued interest on $337,000 of the Convertible Debentures, converted in January and February 2007 into 362,417 shares of our Common Stock. In May 2007, we paid $1,200 of interest on $12,000 of the Convertible Debentures.

Pursuant to EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, “Application of Issue No. 98-5 in Certain Convertible Insturments,” based on relative fair values of the warrant and the debt, the proceeds from the debt were allocated to the warrant and the debt on a relative fair value basis. We recorded $209,014 upon the issuance of the Convertible Debentures attributable to the beneficial conversion feature as additional paid in capital. The discount is being amortized using the effective interest rate method over the term of the indebtedness. The warrants are exercisable for a period of three years with an exercise price of $2.40, for $299,000 of the Convertible Debentures, and $1.50 as to $50,000 of the Convertible Debenture. Using the Black Scholes pricing model, with volatility of 80.0%, risk-free rate of 4.61% to 5.15% and a 0% dividend yield, the warrants were determined to have a fair value of $138,604 and were recorded as additional paid in capital. The discount is being amortized using the effective interest rate method over the term of the indebtedness.

6. SECURED CONVERTIBLE DEBENTURE

On February 16, 2007, we issued a $250,000 Secured Convertible Debenture and 300,000 shares of common stock to an institutional investor for gross proceeds of $250,000. The Debenture matures July 31, 2007, has a 10% interest rate with a minimum interest amount of $25,000 due at Maturity, and is convertible, in whole or in part, into shares of common stock at a conversion price $0.25 per share. The shares issued in conjunction with the Secured Convertible Debenture were valued at $250,000 based on the price of the stock issued at the most recent private placement offering and were recorded as additional pain in capital. The discount of $250,000 is being amortized using the effective interest rate method over the term of the indebtedness. Pursuant to EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", we recorded an interest expense of $0 upon the issuance of the Secured Convertible Debentures attributable to the beneficial conversion feature as the value of the shares exceeded the face value of the Secured Convertible Debenture.

7. COMMITMENTS AND CONTINGENCIES

ENVIRONMENT

Osage, as owner and operator of oil and gas properties, is subject to various federal, state, and local laws and regulations relating to discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, impose liability on the owner of real property and the lessee under oil and gas leases for the cost of pollution clean-up resulting from operations, subject the owner/lessee to liability for pollution damages and impose restrictions on the injection of liquids into subsurface strata.

Although Company environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasing stringent regulations could require the Company to make additional unforeseen environmental expenditures

The Company maintains insurance coverage that it believes is customary in the industry, although it is not fully insured against all environmental risks.

The Company is not aware of any environmental claims existing as of December 31, 2006, that would have a material impact on its consolidated financial position or results of operations. There can be no assurance, however, that current regulatory requirements will not change, or past non-compliance with environmental laws will not be discovered on the Company's property.

LAND RENTALS AND OPERATING LEASES

The Company leases office facilities and equipment under month-to-month operating leases. As such, as of December 31, 2006, the Company did not have any future minimum rental payments required under operating leases.

Rental expense charged to operations totaled $3,407 and $0 for 2006 and 2005, respectively and $2,500 and $0 for the quarter ended March 31, 2007 and 2006, respectively.

LEGAL PROCEEDINGS

The Company is not a party to any litigation that has arisen in the normal course of its business and that of its subsidiaries.

8. OTHER EQUITY TRANSACTIONS

Unit Offering

On June 15, 2006, for gross proceeds of $15,000, we issued 11,000 shares of common stock and 11,000 warrants, exercisable at $3.00 per share maturing on June 15, 2009 to Edward Horwich.

On July 13, 2006, for gross proceeds of $15,000, we issued 11,000 shares of common stock and 11,000 warrants, exercisable at $3.00 per share maturing on June 15, 2009 to Robert Plyler.

Shares Issued for Services

On November 28, 2006, we issued 25,000 shares of common stock to Viewpoint Securities, LLC in full payment for consulting services provided totaling $62,500.

Notes Receivable

On December 28, 2006, we sold 18,835,000 shares of our common stock at a price of $0.025 per share through the issuance of a note receivable. The note receivable has an 8% annual interest rate and principal and interest are due on December 28, 2009. The Notes Receivable had a balance of $470,850 at December 31, 2006 and $470,625 at March 31, 2007.

In all instances of the above sales, the sales were made under the exemption from registration provided by Regulation D, Rule 506. The purchasers were either officers or directors of our company, were accredited investors with whom we had a preexisting relationship or in less than ZERO instances were non-accredited investors with whom we had a preexisting relationship and to whom we delivered offering materials that complied with the disclosure requirements of a Form SB-2 including audited financial statements. The sales were not accompanied by any public solicitation or public advertising. The sales were made by officers of our company who received no compensation, director or indirect, for effecting the sales.

STOCK OPTIONS

As of December 31, 2006, Osage did not have a stock option plan and no stock options were outstanding at December 31, 2006.

OTHER DILUTIVE SECURITIES

As of December 31, 2006, Osage has outstanding dilutive securities, a summary of such securities follows:

	Range of conversion/exercise Price	Underlying shares of Common Stock	Average remaining contractual life	Weighted Average exercise prices
Warrants granted with financing agreements	$1.50 - $3.00	369,417	2.42 years	$2.26

Convertible Debentures	$0.75 - $1.20	347,417

Total		716,834

9. INCOME TAXES

Following is a reconciliation of the Federal statutory rate to the effective income tax rate for the year ended December 31, 2006 and the quarter ended March 31, 2007:

	December 31, 2006	March 31, 2007
		(unaudited)

Federal income tax rate	34.0%	34.0%
State income taxes, net of federal benefit	6.0%	6.0%
Utilization of NOL carry forward
Effect of valuation allowance	(40.0%)	(40.0%)

Effective income tax rate	0.0%	0.0%

At December 31, 2006, Osage had net operating loss carry forwards of approximately $400,000 which expire at various dates through 2024.

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of Osage’s deferred tax assets and liabilities are as follows at December 31, 2006:

2006
Deferred tax assets:

Net operating loss carry forward	$157,510
Less: valuation allowance	(157,510)

Deferred tax liability	$0

The non-current portions of the deferred tax asset and the deferred tax liability accounts offset each other in the Company's consolidated balance sheet.

The Company’s tax obligations began with the acquisition of Osage LLC in April 2006 and as such, the Company didn’t have a deferred tax asset at December 31, 2005 and March 31, 2006. On a pro-forma basis, for the year ended 2005 and the quarter ended March 31, 2006, assuming the Company was an entity subject to taxes since 2005, the effective tax rate would have also been zero.

10. RELATED PARTY TRANSACTIONS

During 2006 and 2005, the Company has utilized the services of a company owned by Mr. Franklin, one of our directors, for various geological and administrative services. The Company paid $37,650 and $76,150 in 2005 and 2006, respectively for these services. The Company believes that it has paid market rates for these services. In January 2007, the Company entered into a twelve-month consulting agreement with Mr. Franklin for geological services at a cost of $6,000 per month.

In February, 2007, the Company entered into a four month financial consulting agreement, automatically renewable for another four months, with Mr. Furman, one of our directors, for various financial and accounting advisory services at $6,250 per month.

On February 1, 2007, the Company entered into a month-to-month lease on its corporate headquarters with a company owned in part by Kim Bradford, our President, CEO and Chairman, at $500 per month, which the Company believes to be at market rate.

On December 28, 2006, Mr. Bradford and Mr. Furman purchased 6,055,000 and 375,000 shares of our Common Stock, respectively by issuing notes to us in the amounts of $192,375 and $9,375.

10. MAJOR CUSTOMERS

During the years ended December 31, 2006 and 2005, as well as during the quarters ended March 31, 2007 and 2006, one customer, Sunoco, Inc., accounted for 100.0% of our total oil and gas sales.

11. ASSET RETIREMENT OBLIGATIONS

The Company recognizes a liability at discounted fair value for the future retirement of tangible long-lived assets and associated assets retirement cost associated with the petroleum and natural gas properties. The fair value of the liability is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The related accretion expense is recognized in the statement of operations. The provision will be revised for the effect of any changes to timing related to cash flow or undiscounted abandonment costs. Actual expenditures incurred for the purpose of site reclamation are charged to the asset retirement obligations to the extent that the liability exists on the balance sheet. Differences between the actual costs incurred and the fair value of the liability recorded are recognized in income in the period the actual costs are incurred.

There are no legally restricted assets for the settlement of asset retirement obligations. No income tax is applicable to the asset retirement obligation as of December 31, 2006 and 2005, because the Company records a valuation allowance on deductible temporary differences due to the uncertainty of its realization. A reconciliation of the Company's asset retirement obligations from the periods presented are as follows:

		March 31,
	December 31, 2006	2007	2006
		(unaudited)	(unaudited)
Beginning Balance	$13,675	$15,043	$13,675
Incurred during the period
Additions for new wells
Accretion expense	1,368	376	342

Ending Balance	$15,043	$15,419	$14,017

12. CHANGE IN CONTROL OF REGISTRANT

On December 28, 2006, a change of control occurred when Kim Bradford, our CEO and President, along with Ran Furman, one of our directors, and other investors entered into a transaction with the Company whereby for a $470,875 promissory note, the Company issued a total of 18,835,000 shares of Common Stock, or approximately 64% of the Company’s outstanding common stock as of December 31, 2006. On January 23, 2007, Mr. Volk, Jr. resigned as President and CEO of the Company and Mr. Bradford was elected as President and CEO of the Company for a one year term.

13. CHANGE IN DIRECTORS OF REGISTRANT

Effective February 7, 2007, Mr. Lamberson resigned as director of the Company and Mr. Volk and Mr. Franklin elected Mr. Bradford to fill the director vacancy created. Mr. Volk then resigned as a director of the Company and Mr. Bradford and Mr. Franklin elected Mr. Furman to fill the director vacancy created. Mr. Franklin and Mr. Furman then elected to Mr. Bradford to the chairman of the board of the company.

14. SUBSEQUENT EVENTS (Unaudited)

Common Stock Offering

In April and May 2007, we issued 1,187,500 shares of our common stock at a price per share of $0.40 to various accredited investors and entities for a total consideration of $475,000.

Unit Offering

In June 2007, we began to market a $2,500,000 unit offering, with each unit consisting of one share of common stock and one and one-half warrant to purchase a share of common stock at $1.25 per share, expiring three years from issuance. As of June 29, 2007, we have issued 900,000 shares and 1,350,000 warrants to two accredited investor for a total consideration of $900,000.

In all instances of the above sales, the sales were made under the exemption from registration provided by Regulation D, Rule 506. The purchasers were either officers or directors of our company, were accredited investors with whom we had a preexisting relationship or in less than ZERO instances were non-accredited investors with whom we had a preexisting relationship and to whom we delivered offering materials that complied with the disclosure requirements of a Form SB-2 including audited financial statements. The sales were not accompanied by any public solicitation or public advertising. The sales were made by Viewpoint Securities, LLC which received commissions totaling $110,500.

15. SUPPLEMENTAL INFORMATION ABOUT OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

Osage’s independent engineers, Reddy Petroleum Company, prepared reserve estimates for the year-end reports for 2006. Management cautions that there are many inherent uncertainties in estimating proved reserve quantities and related revenues and expenses, and in projecting future production rates and the timing and amount of development expenditures. Accordingly, these estimates will change, as future information becomes available.

Proved oil and gas reserves are the estimated quantities of crude oil, condensate, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods.

SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies", as amended, requires disclosure of certain financial data for oil and gas operations and reserve estimates of oil and gas. This information, presented here, is intended to enable the reader to better evaluate the operations of the Company. All of the Company's oil and gas reserves are located in the United States.

The aggregate amounts of capitalized costs relating to oil and gas producing activities and the related accumulated depletion, depreciation, and amortization and valuation allowances as of December 31, 2006 and 2005 are as follows:

	2006	2005
Proved Properties	$103,177	$103,177
Unproved properties being amortized
Unproved properties not being amortized
Capitalized asset retirement costs	13,675	13,675
Accumulated depletion, depreciation, amortization and valuation allowances	(2,795)	(1,131)

	$114,057	$115,721

Estimated quantities of proved reserves and proved developed reserves of crude oil and natural gas, all of which are located within the United States, as well as changes in proved reserves during the past two years are indicated below:

	Oil (Bbls)	Natural Gas (MCF)
Proved reserves at December 31, 2004	220,747	197,339
Purchases of minerals in place
Extensions and discoveries
Sales of minerals in place
Production	(2,420)
Revisions of previous estimates
Proved reserves at December 31, 2005	218,327	197,339
Purchases of minerals in place
Extensions and discoveries
Sales of minerals in place
Production	(2,097)
Revisions of previous estimates
Proved reserves at December 31, 2006	216,230	197,339

The foregoing estimates have been prepared by the Company from data prepared by an independent petroleum engineer in respect to certain producing properties. Revisions in previous estimates as set forth above resulted from analysis of new information, as well as from additional production experience or from a change in economic factors.

The reserve estimates are believed to be reasonable and consistent with presently known physical data concerning size and character of the reservoirs and are subject to change as additional knowledge concerning the reservoirs becomes available.

There are no reserves attributable to partnership or minority interests at December 31, 2006.

The Company incurred the following capitalized costs related to oil and gas activities during the year ended December 31, 2006:

Properties being amortized	$0
Properties not subject to amortization	$0
Total	$0

Depletion, depreciation and accretion per equivalent unit of production was $0.47 for the quarter (unaudited) ended March 31, 2007, the years ended December 31, 2006 and 2005 and the quarter ended March 31, 2006 (unaudited).

SFAS No. 69, "Disclosures About Oil and Gas Producing Activities", requires certain disclosures of the costs and results of exploration and production activities and established a standardized measure of oil and gas reserves and the year-to-year changes therein.

In addition to the foregoing disclosures, SFAS No. 69 established a "Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves".

Costs incurred by the Company during 2006 for acquisition, exploration and development activities are as follows:

Acquisition of producing properties	$0
Exploration and Development	$0
Total	$0

The results of operations for oil and gas producing activities for the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Sales	$100,977	$108,368
Production Costs	85,260	52,372
Exploration Costs
Depletion, depreciation, amortization and valuation allowance	1,664	1,131

Income Tax Provision	5,621	21,946

Results of operations from production activities	$8,432	$32,919

The following information at December 31, 2006, and for the years ended December 31, 2006 and 2005, sets forth standardized measures of the discounted future net cash flows attributable to the Company's proved oil and gas reserves.

Future cash inflows were computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) and using the estimated future expenditures to be incurred in developing and producing the proved reserves, assuming continuation of existing economic conditions.

Future income tax expenses were computed by applying statutory income tax rates to the difference between pretax net cash flows relating to the Company's proven oil and gas reserves and the tax basis of proved oil and gas properties and available operating loss and excess statutory depletion carryovers reduced by investment tax credits. Discounting the annual net cash flows at 10% illustrates the impact of timing on these future cash flows.

The following table presents the standardized measure of discounted estimated net cash flows relating to proved oil and gas reserves for the years ended December 31, 2006 and 2005:

	2006	2005
Future cash inflows	$5,469,380	$4,626,380
Future development and production costs	846,959	2,263,242
Future abandonment costs	92,000	92,000
Future income tax expense	1,812,280	908,455

Future net cash flow	2,718,421	1,362.683
10% annual discount for estimated timing Of cash flows	704,358	856,738
Standardized measure of discounted Future net cash flow	$2,014,063	$505,945

The principal changes in the standardized measure of discounted future net cash flows during the year ended December 31, 2006 were as follows:

Extensions
Revisions of previous estimates Price changes Quantity changes	$455,805 548,520
Change in production rates, timing and Other	1,188,341
Development costs incurred
Changes in estimated future development Costs
Sales of oil and gas, net of production costs	(15,717)
Accretion of discount
Net change in income taxes	(668,831)
Net Increase	$1,508,118